

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2024

Bill Roeschlein
Chief Financial Officer
Tigo Energy, Inc.
655 Campbell Technology Parkway, Suite 150
Campbell, CA 95008

> **Re: Tigo Energy, Inc.**
> **Schedule TO-I filed November 12, 2024**
> **File No. 005-92838**

Dear Bill Roeschlein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule TO-I filed November 12, 2024; Offer to Exchange

General

1. As structured, optionholders who tender in your offer will not know the number of Replacement Options they will receive in the exchange until the expiration date. With respect to the number of Replacement Options they will receive, we further note that your Offer to Purchase illustrates only one potential exchange ratio, which does not appear to be based on a historical market price of the underlying shares. Accordingly, please revise the Offer to Purchase to illustrate a range of potential exchange ratios, based on historical market prices, so that optionholders can assess the impact that market price fluctuations would have on your offer.

2. With reference to Rules 13e-4(f)(1)(ii) and 14e-1(b), please advise how emailing the relevant exchange ratios to securityholders "no later than 8:00 P.M." Eastern Time on the Offer Expiration Date allows sufficient time for holders to consider whether to tender or withdraw their options.

3. We note that you have incorporated by reference the financial information required by

Item 1010(a) of Regulation M-A and provided some of the summary information required by Item 1010(c). Please provide the information required by Item 1010(c)(2) and (5). See Instruction 6 to Item 10 of Schedule TO and telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for additional guidance.

Conditions of this Offer, page 17

4.   Refer to the following disclosure on page 18 of the Offer to Exchange: "The conditions to this Offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them before the Offer Expiration Date, other than acts or omissions by us. We may waive them, in whole or in part, at any time and from time to time prior to the Offer Expiration Date, in our reasonable discretion, whether or not we waive any other condition to this Offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights." If an offer condition is "triggered" while an offer is pending, in our view, the offeror must promptly inform securityholders whether it will assert the condition and terminate the offer, or waive it and continue. Reserving the right to waive a condition "at any time and from time to time" may be inconsistent with your obligation in this regard. Please confirm in your response letter that you will promptly notify securityholders if a condition is triggered while the Offer is pending.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Blake Grady at 202-551-8573.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions